Exhibit 99.1

Clearmind Medicine Announces Publication of International Patent for Novel Therapy Targeting Weight Loss and Fatty Liver Disease

Innovative non-hallucinogenic treatment combines MEAI with Palmitoylethanolamide to address obesity and metabolic dysfunction-associated steatotic liver disease, tapping into a rapidly growing market projected to exceed $200 billion by 2035

Vancouver, Canada, March 10, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation,  neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the publication of an international patent application under the Patent Cooperation Treaty (PCT) for a novel combination therapy aimed at treating weight loss and metabolic dysfunction-associated steatotic liver disease (MASLD, formerly known as fatty liver disease). This novel therapy integrates Clearmind’s proprietary 5-methoxy-2-aminoindane (MEAI) with Palmitoylethanolamide (PEA), provided through its collaboration with NeuroThera Labs Inc. (TSXV: NTLX), a subsidiary of SciSparc Ltd. (Nasdaq: SPRC).

The patent publication highlights the potential of this MEAI-PEA combination to offer a safe, non-hallucinogenic neuroplastogen treatment for two major global health challenges: obesity, affecting over 890 million adults worldwide, and MASLD, impacting approximately 30% of the global adult population. Moreover, due to the presumed mechanism of action of the combination, this therapeutic option may offer a safer, easier and more cost effective option than GLP-1s agonists for obesity and MASLD.

“The publication of this international patent is part of our mission to develop innovative, proprietary and transformative therapies for underserved metabolic and neurological conditions,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “By combining our MEAI platform with PEA from our partners at NeuroThera Labs, we are positioning ourselves to address the escalating demand for effective, tolerable and safe treatments in the obesity and liver health space. This comes at a time when the global weight loss drugs market is experiencing rapid growth, which was valued at approximately $37 billion in 2025 and is forecasted to reach $226 billion by 2035, driven by increasing awareness of obesity as a chronic disease and the need for innovative alternatives to GLP-1 agonists.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”.

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of this MEAI-PEA combination to offer a safe, non-hallucinogenic neuroplastogen treatment for obesity and MASLD, its mission to develop innovative, proprietary and transformative therapies for underserved metabolic and neurological conditions, how this therapeutic option may offer a safer, easier and more cost effective option than GLP-1s agonists for obesity and MASLD, how it is position itself to address the escalating demand for effective, tolerable treatments in the obesity and liver health space and the expected growth of the global weight loss drugs market.

Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.